Exhibit 99.1

Nano Dimension Strengthens Board with Technology and Growth Experts to Accelerate Global Manufacturing Platform Expansion

Waltham, Massachusetts – June 11, 2025 – Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leader in Digital Manufacturing solutions, has appointed two technology and growth experts, Andy Sriubas and Eileen Tanghal, to its Board of Directors. The appointments come at a pivotal moment as the Company shifts from M&A integration to scaling a unified technology platform across its global markets.

“We are strengthening our board at a critical moment in Nano Dimension’s development,” said Ofir Baharav, CEO, Nano Dimension. “With our digital manufacturing platform now aligned and abundant opportunities in front of us, Andy and Eileen bring forward-thinking leadership and operational experience that will help guide our next phase with a focus on delivering for shareholders. Both bring a deep understanding of technology at its core and a broad perspective on how to translate it into value.”

Andy Sriubas is a veteran commercial executive and former chief commercial officer at OUTFRONT Media, where he led digital transformation, strategic partnerships, and new revenue generation. He previously spent over two decades as an investment banker with JPMorgan, UBS, and DLJ, advising on complex M&A and capital markets transactions. Sriubas earned a bachelor of science degree in finance at Boston College’s Wallace E. Carroll School of Management. His professional certificates include Stanford Law School, Board of Directors College; MIT xPro in Quantum Mechanics; and MIT Sloan School of Management in Blockchain Technology. He is located in South Carolina.

Eileen Tanghal is co-founder and general partner at venture capital firm Black Opal Ventures, with deep expertise in evaluating and scaling breakthrough technologies. A former partner at In-Q-Tel, a venture capital firm established by the Central Intelligence Agency, and executive at ARM and Applied Materials Ventures, she brings a unique ability to assess technical foundations and translate them into scalable, disruptive outcomes. Tangal earned her MBA in International Finance and Entrepreneurial Management from the London Business School, and a bachelor’s degree in electrical engineering and computer science from the Massachusetts Institute of Technology. She is based in the Silicon Valley area.

“My career has largely been dedicated to leveraging platform technologies and helping companies to successfully navigate digital transformation,” said Sriubas. “This is a transformative period for Nano Dimension with the Company’s expanded technology portfolio and renewed focus on execution presenting a unique opportunity to shape the future of digital manufacturing. I look forward to contributing my expertise to help accelerate growth, unlock value, and scale innovation that truly matters.”

“Nano Dimension is at an important inflection point in its growth and focus on commercialization in the digital manufacturing market,” said Tanghal. “Like so many of the companies I have supported over the decades, it is on the cusp of using technology to solve many of the global manufacturing industries’ largest problems. Its seasoned management team and broad array of patents, technologies and proven solutions have set the Company up for success.”

Bob Pons, chairman of the board of Nano Dimension, added: “Andy and Eileen bring complementary strengths—Andy in commercializing platforms and navigating strategic opportunities and Eileen in identifying and scaling transformative technologies. Together, they add depth to the Company’s existing board, bringing strategic foresight and real-world operating acumen at a moment when Nano Dimension solidifies its digital manufacturing leadership and is primed for growth.”

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

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Editor’s note: High-resolution photos of new board members Andy Sriubas and Eileen Tanghal are available upon request.

Contacts:

Investors: ICR - nano-di@icrinc.com

Media: Feintuch Communications - NanoDimension@feintuchpr.com

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